U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

FORM 4
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
o Check this box if no longer
subject to Section 16.

               Filed pursuant to Section 16(a) of the Securities
            Exchange Act of 1934, Section 17(a) of the Public Utility
         Holding Company Act of 1935 or Section 30(f) of the Investment
                               Company Act of 1940

Form 4 or Form 5
obligations may continue.
See Instruction 1(b).


1. Name and Address of Reporting Person:
    Richard D. Surber
    268 West 400 South - Suite 300
    Salt Lake City, Utah 84101

2. Issuer Name and Ticker or Trading Symbol:
    Kelly's Coffee Group, Inc.
    OTC-Bulletin Board Symbol = KLYS

3. IRS or Social Security Number of Reporting Person (Voluntary):

4. Statement for Month/Year:
    April 2000

5. If Amendment, Date of Original(Month/Year):

6. Relationship of Reporting Person to Issuer (Check all applicable):
  _____ Director                    __X_____10% Owner

  _____ Officer(give title below)   __X___Other (specify below)

Surber owns 15.9% and has beneficial ownership of an additional 19.0% (as President of companies owning said shares) for a total of 34.9%.

                   Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.Title of
 Security       2. Transaction   3. Transaction  4. Securities Acquired (A)       5. Amount of     6. Ownership      7. Nature
(Instr. 3)          Date             Code           or Disposed of (D)             Securities          Form:         of Indirect
                 (Month/Day/Year)   (Instr. 8)        (Instr. 3, 4 and 5)         Beneficially       Direct (D) or     Beneficial
                                                                                  Owned at End        Indirect (I)      Ownership
                                                                                   of Month           (Instr. 4)       (Instr. 4)
                                                                                 (Instr. 3 and 4)
                                                               (A) or
                                     Code     V       Amount    (D)    Price

Common Stock       April 4, 2000      S                5,000      D     $0.3238    18,148,320             I       Oasis Int'l
                                                                                                                 Hotel & Casino,Inc.
Common Stock       April 4, 2000      S                5,000      D     $0.3238    18,148,320             I       Oasis Int'l
                                                                                                                 Hotel & Casino,Inc.
Common Stock       April 5, 2000      S               45,000      D     $0.3100    18,148,320             I       Oasis Int'l
                                                                                                                 Hotel & Casino,Inc.
Common Stock       April 6, 2000      S               10,000      D     $0.2977    18,148,320             I       Oasis Int'l
                                                                                                                 Hotel & Casino,Inc.
Common Stock       April 7, 2000      S               30,000      D     $0.2997    18,148,320             I       Oasis Int'l
                                                                                                                 Hotel & Casino,Inc.


Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.              (Over)
                                                              (Print or Type Responses)                              SEC 1474 (8-92)





Common Stock       April 10, 2000     S               25,000      D     $0.3019    18,148,320             I       Oasis Int'l
                                                                                                                 Hotel & Casino,Inc.
Common Stock       April 11, 2000     S               20,000      D     $0.2895    18,148,320             I       Oasis Int'l
                                                                                                                 Hotel & Casino,Inc.
Common Stock       April 12, 2000     S               14,000      D     $0.2598    18,148,320             I       Oasis Int'l
                                                                                                                 Hotel & Casino,Inc.
Common Stock       April 12, 2000     S               15,000      D     $0.2793    18,148,320             I       Oasis Int'l
                                                                                                                 Hotel & Casino,Inc.
Common Stock       April 13, 2000     S               40,000      D     $0.2418    18,148,320             I       Oasis Int'l
                                                                                                                 Hotel & Casino,Inc.
Common Stock       April 14, 2000     S               52,080      D     $0.2322    18,148,320             I       Oasis Int'l
                                                                                                                 Hotel & Casino,Inc.
Common Stock       April 14, 2000     S                5,000      D     $0.2000    18,148,320             I       Oasis Int'l
                                                                                                                 Hotel & Casino,Inc.
Common Stock       April 17, 2000     S               20,000      D     $0.1800    18,148,320             I       Oasis Int'l
                                                                                                                 Hotel & Casino,Inc.
Common Stock       April 18, 2000     S               10,000      D     $0.1700    18,148,320             I       Oasis Int'l
                                                                                                                 Hotel & Casino,Inc.
Common Stock       April 18, 2000     P               26,000      D     $0.1734    18,148,320             I       Oasis Int'l
                                                                                                                 Hotel & Casino,Inc.
Common Stock       April 19, 2000     S              230,000      D     $0.1842    18,148,320             I       Oasis Int'l
                                                                                                                 Hotel & Casino,Inc.
Common Stock       April 20, 2000     S              214,000      D     $0.1842    18,148,320             I       Oasis Int'l
                                                                                                                 Hotel & Casino,Inc.
Common Stock       April 20, 2000     S               10,000      D     $0.2000    18,148,320             I       Oasis Int'l
                                                                                                                 Hotel & Casino,Inc.
Common Stock       April 24, 2000     S               92,000      D     $0.1937    18,148,320             I       Oasis Int'l
                                                                                                                 Hotel & Casino,Inc.
Common Stock       April 25, 2000     S               31,800      D     $0.1931    18,148,320             I       Oasis Int'l
                                                                                                                 Hotel & Casino,Inc.
Common Stock       April 26, 2000     S               10,000      D     $0.1668    18,148,320             I       Oasis Int'l
                                                                                                                 Hotel & Casino,Inc.
Common Stock       April 27, 2000     S               55,000      D     $0.1353    18,148,320             I       Oasis Int'l
                                                                                                                 Hotel & Casino,Inc.




Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.            (Over)
                                                              (Print or Type Responses)                              SEC 1474 (8-92)


FORM 4(continued)          Table II -- Derivative
                      Securities Acquired, Disposed of, or
                     Beneficially Owned (e.g., puts, calls,
                         warrants, options, convertible
                                   securities)

1. Title of    2. Conversion or  3. Transaction      4. Trans-    5. Number of        6. Date          7. Title and       8. Price
   Derivative Exercise Price of  Date (Month/           action      Derivative       Exercisable and     Amount of            of
   Security     Derivative        Day/Year)             Code        Securities      Expiration Date      Underlying          Deriv-
  (Instr. 3)     Security                            (Instr. 8)    Acquired (A) or     (Month/         Securities           ative
                                                                    Disposed of (D)    Day/Year)      (Instr. 3 and 4)     Security
                                                                  (Instr. 3, 4,& 5)                                        (Instr.5)
                                                                                      Date    Expir-           Amt.. or
                                                      Code  V      (A)     (D)        Exer-   ation    Title    No.of
                                                                                     cisable   Date             Shares




                         Table II (continued)

9. Number          10.Owner-       11. Nature
    of             ship Form            of
 Derivative           of             Indirect
 Securities       Derivative        Beneficial
Beneficially       Security:          Owner-
   Owned at         Direct (D)         ship
   End of         or Indirect       (Instr. 4)
    Month            (I)
(Instr. 4)         (Instr. 4



Explanation of Responses:

Pursuant to Section 16(a) of the Securities Exhchange Act of 1934, this filing shall not be deemed an admission that Richard D. Surber is, for purposes of
Section 16 of the Act or otherwise, the beneficial owner of any equity securities covered by this statement.


** Intentional misstatements or omission of facts constitute
         Federal Criminal Violations.
 See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

     /s/Richard D. Surber                                     May 10, 2000
     -------------------------                                -------------
  **Signature of Richard D. Surber, individually                  Date



Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.
                                                                         Page 2
                                                               SEC 1474 (8-92)